Exhibit 6(l)


                            IVY FUND

                           ADDENDUM TO
           AMENDED AND RESTATED DISTRIBUTION AGREEMENT

                      Ivy High Yield Fund
  Class A, Class B, Class C , Class I and Advisor Class Shares


     AGREEMENT made as of the 25th day of March, 1998, by and between Ivy Fund (the "Trust") and Ivy Mackenzie Distributors,
Inc. ("IMDI").

     WHEREAS, the Trust is registered as an open-end investment company under the Investment Company Act of 1940, as amended, and consists of one or more separate investment portfolios, as may be designated from time to time; and

     WHEREAS, IMDI serves as the Trust's distributor pursuant to an Amended and Restated Distribution Agreement dated October 23,
1993 (the "Agreement"); and

     WHEREAS, the Trustees of the Trust, at a meeting held on February 7, 1998, duly approved an amendment to the Agreement to include the Class A, Class B, Class C, Class I and Advisor Class shares (the "Shares") of Ivy High Yield Fund (the "Fund").

     WHEREAS, the Shares were established and designated by the Board of Trustees of the Trust by written consent made effective as of the date that the Registration Statement for the Fund was filed with the Securities and Exchange Commission in accordance with Rule 485(a)(1) under the Securities Act of 1933.

     NOW THEREFORE, the Trust and IMDI hereby agree as follows:

          Effective as of the date of this Addendum, the Agreement shall relate in all respects to the Shares, in addition to the classes of shares of any other series of the Trust specifically identified in Paragraph 1 of the Agreement and any other Addenda thereto.

     IN WITNESS WHEREOF, the Trust and IMDI have adopted this Addendum as of the date first set forth above.

                         IVY FUND



                         By:  KEITH J. CARLSON, President

                         IVY MACKENZIE DISTRIBUTORS, INC.



                         By:  KEITH J. CARLSON, President